# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Noble Corp plc, CIK 0001895262
CUSIP: G65431127
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2101 CITY WEST BOULEVARD, 2101 CITY WEST BOULEVARD, HOUSTON, Texas (TX), 77042
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001325447-25-000017
Filed by CIK 0001325447

## Reporting persons
- First Eagle Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 13,468,133.49; shared voting power 0; sole dispositive power 14,062,927.52; shared dispositive power 0; aggregate amount beneficially owned 14,062,927.52 (8.8% of the class)
  Comment: This Amendment to Schedule 13G amends the Schedule 13G originally filed on 5/13/26 to correct the Date of Event Which Requires Filing. The event date is hereby corrected to 3/31/26.
- FIRST EAGLE GLOBAL FUND: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 9,907,985; shared voting power 0; sole dispositive power 9,907,985; shared dispositive power 0; aggregate amount beneficially owned 9,907,985 (6.2% of the class)
  Comment: This Amendment to Schedule 13G amends the Schedule 13G originally filed on 5/13/26 to correct the Date of Event Which Requires Filing. The event date is hereby corrected to 3/31/26.

## Item 1. Issuer
Name of issuer: Noble Corp plc
Address of issuer's principal executive offices: 2101 CITY WEST BOULEVARD, 2101 CITY WEST BOULEVARD, HOUSTON, TEXAS, 77042.

## Item 2. Person Filing
Name of person filing: First Eagle Investment Management, LLC
Address of principal business office or, if none, residence:
1345 Avenue of the Americas
New York, NY 10105
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 14,062,928
Percent of class: 8.8
Sole power to vote or to direct the vote: 13,468,133
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,062,928
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Securities reported on this Schedule 13G as being beneficially owned by First Eagle Investment Management, LLC are held by or at the direction of First Eagle Investment Management, LLC and/or one or more of its investment adviser subsidiaries, which may include First Eagle Separate Account Management, LLC, principally on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds, other institutional clients, or separate accounts, but sometimes for its own account.
First Eagle Investment Management, LLC (FEIM), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 14,062,927.52 shares, or 8.82% of the common stock believed to be outstanding as a result of acting as investment adviser to various clients. Clients of FEIM have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. The First Eagle Global Fund, a registered investment company for which FEIM acts as investment adviser, may be deemed to beneficially own 9,907,985 of these 14,062,927.52 shares, or 6.21% of the Company's Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- First Eagle Investment Management, LLC: David O'Connor, General Counsel (05/14/2026)
- FIRST EAGLE GLOBAL FUND: David O'Connor, General Counsel (05/14/2026)